Exhibit 99.1

Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com

FOR IMMEDIATE RELEASE

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE
FIRST QUARTER OF 2008
  -   Quarterly Revenues Grow 21% Year-over-Year to $28.1 Million
  -   GAAP EPS 2 Cents
  -   Non GAAP EPS 10 Cents

JERSEY CITY, N.J. —May 13, 2008, — Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced financial results for the first quarter ended March 31, 2008.  Fundtech posted quarterly revenues of $28.1 million, a 21% increase year-over-year, compared to first quarter revenues of $23.2 million in 2007, and 5% decrease compared to fourth quarter 2007 revenues of $29.4 million.

On a GAAP (Generally Accepted Accounting Principles) basis, the Company reported net income of $300,000 or $0.02 per diluted share, for the first quarter of 2008 compared with net income of $400,000 or $0.03 per diluted share, in the first quarter of 2007, and net income of $2.7 million, or $0.16 per diluted share, in the fourth quarter of 2007.

Excluding Excluding stock-based compensation and amortization of intangibles Fundtech’s adjusted net income for the first quarter of 2008 was $1.6 million, or $0.10 per diluted share, compared with $1.9 million, or $0.12 per diluted share, in the first quarter of 2007 and $3.6 million, or $0.22 per diluted share, in the fourth quarter of 2007. The adjusted non-GAAP net income for the first quarter of 2007 also excluded amortization of capitalized software costs (See Schedule A attached to this news release -- Reconciliation to GAAP).

“We started the year on a positive note, meeting guidance and continuing to experience strong organic growth as revenues increased organically by 18% compared to the first quarter of 2007.” said CEO Reuven Ben Menachem.  “Global PAYplus is continuing to establish itself as the leading product in the market and we anticipate substantial revenue growth from Global PAYplus during the rest of the year.  While we are starting to witness some signs of a slow down in the US market, we believe that our strength at the high end of the international market will have a larger impact on our revenue as evidenced by our increased revenue guidance for 2008.

I also see great potential with our recent acquisitions of Accountis and Troy ACH. Integrated into the Fundtech product line as ACHplus, it is an important addition to our current service offering in the US and our sales and product management teams are actively introducing it to existing customers and new prospects. I see Accountis as an important strategic acquisition that can become very meaningful for Fundtech in the long term as part of our global Financial supply chain strategy.”

Other operational highlights:

•	During the first quarter Fundtech closed 79 new deals and added 3 new bank customers.
•	During the first quarter Fundtech closed 3 new system sales: including 1 PAYplus USA and 2 at bbp.
•
During the first quarter Fundtech closed a multi year deal with Royal Bank of Scotland (RBS). RBS will resell Accountis’ service bureau based Electronic Invoice Presentment and Payment offerings to its banking customers.

-more-

Reconciliation of GAAP results to non-GAAP results

Fundtech provides non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for the financial results presented in accordance with GAAP. Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of the Company with a focus on the performance of its core operations. Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

Fundtech’s non-GAAP results exclude stock-based compensation, amortization of intangibles and amortization of capitalized software costs.

A detailed reconciliation of GAAP net income to non-GAAP net income is included in the attached Schedule A.

Guidance

The financial guidance provided is current as of today only and the Company undertakes no obligation to update its estimates.

For the second quarter of 2008 we expect revenues of between $30 million and $31.0 million, GAAP earnings per diluted share of between $0.04 and $0.09 and Non-GAAP earnings per diluted share, before all amortization expenses and stock-based compensation expenses, of between $0.12 to $0.17.

Including the impact of the Troy and Accountis acquisitions, we estimate that amortization expenses for the second quarter of 2008 will be approximately $500,000 and that stock-based compensation expenses will be approximately $800,000.

For fiscal 2008, we are increasing our revenue guidance from the previous range of $120.0 million and $122.5 million to a range of $123.5 million and $126 million.

Including the impact of the Troy and Accountis acquisitions we estimate that amortization expenses for 2008 will be approximately $2.1 million and that stock-based compensation expenses will be approximately $3.1 million.

Due to the increase in the annual amortization and stock-based compensation expenses we are reducing our guidance for GAAP earnings per diluted share to a range between $0.39 and $0.49 while keeping guidance for non-GAAP earnings per diluted share, before all amortization expenses and stock-based compensation expenses, unchanged between $0.70 and $0.80.

The Company’s guidance for the second quarter of 2008 and full-year 2008 does not include the impact of deferred taxes and also does not include the impact of any future impairment of intangible assets, as these assets are periodically are being evaluated by the Company’s management under evolving accounting standards which are incapable of assessment in advance.

Company to Host Conference Call

The senior management of Fundtech will host a conference call at 08:30 a.m. EDT today, Tuesday, May 13, to discuss the Company’s first-quarter results as well as 2008 financial guidance, and to answer questions from the investment community.

To participate, please call (866)-356-3095 or 617-597-5391 and ask for the Fundtech call.

A replay of the conference call will be available for playback from 10:30am EDT May 13, until 11:59pm EDT May 21. The replay may be accessed by dialing (888) 286-8010 or 617-801-6888, pass code 25818706.

This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until May 31.

About Fundtech
Fundtech Ltd. is a leading provider of software solutions and services to financial institutions around the world. The Company develops and sells a broad array of products across the “financial supply chain” that enable banks to automate their corporate banking activities in order to improve efficiency, while providing their customers with more choices, more convenience and more control. Fundtech offers products in four major categories: cash management, payments, settlements and financial messaging. Fundtech has recently expanded its product line with a securities post-trade settlement processing system.

Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to second-quarter revenues; second-quarter GAAP earnings per share; second-quarter Non-GAAP earnings per share; full-year 2008 revenues; full-year 2008 GAAP earnings per share; and full-year 2008 Non-GAAP earnings per share.  These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2007. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

# # #

Schedule A to Press Release

Reconciliation to GAAP
(In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted non-GAAP net income as contained in the Company's press release:

	Three Months Ended
	March 31,
	2008		2007

Reconciliation of net income (loss) to adjusted non-GAAP net income:

Net income	$329	[1]	$428
Amortization of capitalized
software development costs	--		394
Amortization of other intangible assets	474		409
Stock-based compensation charged as follows:
Maintenance, hosting and services costs	183		72
Software development	82		61
Selling and marketing	155		150
General and administrative	385		382

Adjusted non-GAAP net income	$1,608		$1,896

Adjusted non-GAAP net income per share	$0.10		$0.12

Shares used in computing
adjusted non-GAAP net income per share	16,481,151		16,193,264

[1] Net income per share (diluted) was approximately $0.10 , $0.12 and $0.16 for the three months ended March 31, 2008 and 2007 and the three months ended December 30, 2007, respectively.

	March 31,	December 31,
	2008	2007
ASSETS

Current assets:
Cash and cash equivalents	$31,846	$31,612
Short term deposits	4,053	1,765
Marketable securities - short term	6,721	8,624
Trade receivables, net	27,275	22,387
Defer Tax Asset	658	658
Other accounts receivable, prepaid expenses and inventories	5,079	2,942

Total current assets	75,632	67,988

Marketable securities - Long term	10,264	12,847
Severance pay fund	1,346	1,197
Long term lease deposits	783	778
Prepaid expenses	2,383	2,434
Property and equipment, net	14,611	14,070
Goodwill, net	30,918	26,802
Other assets, net	7,203	2,156

Total assets	$143,140	$128,272

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$2,209	$1,079
Deferred revenues	21,088	6,143
Accrued restructuring expenses	15	62
Employee and payroll accruals	5,565	6,298
Other accounts payable and accrued expenses	6,672	8,591

Total current liabilities	35,549	22,173

Accrued severance pay	1,693	1,518
Deferred taxes	951	878
Other long term liabilities	2,578	1,571

Total liabilities	40,771	26,140

Shareholders' equity:
Share capital	47	47
Additional paid-in capital	152,460	151,547
Accumulated other comprehensive income (loss)	(499)	506
Accumulated deficit	(46,381)	(46,710)
Treasury stock, at cost	(3,258)	(3,258)

Total shareholders' equity	102,369	102,132

Total liabilities and shareholders' equity	$143,140	$128,272

	Three Months Ended
	March 31,
	2008	2007
Revenues:
Software license	$4,865	$4,007
Software hosting	4,667	3,439
Maintenance	7,946	6,036
Services	10,576	9,689

Total revenues	28,054	23,171

Operating expenses:
Software licenses costs	32	22
Amortization of capitalized software development costs	--	394
Amortization of other intangible assets	474	409
Maintenance, hosting and services costs [1]	13,271	10,200
Software development [1]	5,212	4,683
Selling and marketing [1]	4,831	4,231
General and administrative [1]	3,943	3,109

Total operating expenses	27,763	23,048

Operating income	291	123
Financial income, net	399	441
Income taxes	(361)	(136)

Net income	$329	$428

Net income per share:
Net income used in computing income per share	$329	$428
Basic income per share	$0.02	$0.03
Diluted income per share	$0.02	$0.03
Shares used in computing:
Basic income per share	15,581,367	14,973,302
Diluted income per share	16,481,151	16,193,264

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$1,608	$1,896
Adjusted non-GAAP[2] net income per share	$0.10	$0.12
Shares used in computing adjusted non-GAAP[2] net income per share	16,481,151	16,193,264

Reconciliation of net income to adjusted non-GAAP[2] net income:
Net income	$329	$428
Amortization	474	803
Stock-based compensation	805	665

Adjusted non-GAAP[2] net income	$1,608	$1,896

[1] Includes charges for stock-based compensation in 2008 and 2007
[2] See Reconciliation to GAAP

	Three Months Ended
	March 31,
	2008	2007
CASH FLOWS FROM OPERATIONS:
Net income	$329	$428
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	1,883	1,853
Increase in trade receivables	(4,462)	(1,089)
Increase in prepaid expenses, other accounts receivable and inventories	(1,902)	(1,462)
(Decrease) increase in trade payables	668	(911)
Increase in deferred revenues	15,288	9,311
Decrease in employee and payroll accruals	(1,134)	(48)
Increase in other accounts payable and accrued expenses	1,336	231
Decrease in accrued restructuring expenses	(47)	(47)
Increase in accrued severance pay, net	26	109
Increase in accrued interest on marketable securities	72	34
Increase in Deferred taxes	17	--
losses on disposition of fixed assets	--	(7)
Stock-based compensation	805	665

Net cash provided by operations	12,879	9,067

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(3,915)	(7,777)
Proceeds from held-to-maturity marketable securities	8,275	8,865
(Investment in) short term deposits	(2,037)	(3,932)
Purchase of property and equipment	(1,643)	(1,406)
Decrease in long-term lease deposits and prepaid expenses	12	4
Investments in subsidiaries	(12,280)	(5,019)
Proceeds from sale of fixed assets	--	24

Net cash used in investing activities	(11,588)	(9,241)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of share capital and
exercise of stock options and warrants, net	108	455

Net cash provided by (used in) financing activities	108	455

Effect of exchange rate on cash and cash equivalents	(1,165)	275

Increase (decrease) in cash and cash equivalents	234	556
Cash and cash equivalents at the beginning of the period	31,612	28,616

Cash and cash equivalents at the end of the period	$31,846	$29,172

Appendix A
Investment in Subsidiaries
Working Capital	$(815)	$689
Long term assets	5,555	1,999
Long term liabilities	(39)	--
Goodwill	7,579	2,331

	$12,280	$5,019